Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: January 13, 2015

The following is an email from Allen Leverett, President of Wisconsin Energy Corporation, to employees of Wisconsin Energy’s Presque Isle Power Plant discussing recent developments relating to Wisconsin Energy’s business in the State of Michigan.

From: Leverett.Allen
Sent: Tuesday, January 13, 2015 10:20 AM
To: PG-PI-ALL
Subject: Developments in the UP

I wanted to give all of you an update on a significant development regarding the Presque Isle Power Plant (PIPP).

As you know, because Cliffs Natural Resources moved the electric load of its mines in the UP to an alternative energy supplier, we no longer need PIPP to serve our load. However, PIPP is needed by the Midcontinent Independent System Operator (MISO) to maintain electric reliability in the UP. As a result, we currently are selling all of the output of PIPP to MISO under a system support resource (SSR) agreement. Please refer to the “Significant business issue in Michigan” section of my article in Our Generation for a review of the background.

There clearly is a need for a long-term electric reliability solution in the UP that is fair to customers in Michigan and Wisconsin. As I pointed out in the article linked above, one of the fundamental issues we have is that Michigan has chosen an electric market structure that is completely different from the structure in Wisconsin, yet we are trying to plan a single system to serve our customers in both states.

There is a clear need for a solution with or without our purchase of Integrys Energy. However, our proposed purchase of Integrys accelerated conversations about a solution for the UP. Over the past several months, we have had intensive conversations with senior staff in the offices of Michigan Governor Rick Snyder and Michigan Attorney General Bill Schuette; Cliffs Natural Resources Inc., the owner of the Empire and Tilden mines in the Upper Peninsula; and other parties.

Gov. Snyder today is announcing a solution that includes the following elements:

•                  PIPP and the electric distribution assets of We Energies and Wisconsin Public Service (a subsidiary of Integrys) in Michigan are expected to be sold to Upper Peninsula Power Co. (UPPCo). These sales are projected to be completed close to or immediately after the closing of Wisconsin Energy’s purchase of Integrys, which is anticipated during the second half of 2015.

•                  The existing SSR agreement with MISO for the output of PIPP will be terminated as soon as possible after transfer of PIPP to UPPCo.

•                  The Empire and Tilden mines will enter into a long-term contract to purchase electric power from UPPCo.

Following the transfer of PIPP and the electric distribution assets in Michigan, all other Michigan retail electric customers of We Energies and Wisconsin Public Service will take service from UPPCo. However, We Energies and Wisconsin Public Service will continue to own and maintain their electric and natural gas assets in the state of Wisconsin, as well as their hydroelectric assets in Michigan and Wisconsin.

UPPCo will honor the existing collective bargaining agreement covering represented employees at PIPP and will offer employment to PIPP employees in accordance with applicable state laws.

This solution has a number of benefits. It will create a standalone electric utility in the UP of Michigan that can be planned solely to serve the needs of the customers there, given the market structure that Michigan has chosen. This will allow Michigan to plan for longer-term generation options in the UP. Finally, it gives all of you more certainty than the current year-to-year SSR agreement that MISO provides.

I appreciate the fact that you have continued to deliver excellent operational and safety results over a period of tremendous uncertainty. As always, if you have questions, please feel free to reach out to me directly.

Allen Leverett

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.